Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-122428 and  333-124624 on Form S-8, and No. 333-123450 on Form S-3, and No. 333-123381 on Form S-4 of our reports dated March 3, 2006, relating to the consolidated financial statements and financial statement schedule of NorthWestern Corporation (a Delaware corporation) and Subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the emergence from bankruptcy and adoption of fresh-start reporting in 2004 described in Notes 1 and 3) and management’s report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of NorthWestern Corporation for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
March 3, 2006